                                                                                               North American Salt Company
Great Salt Lake Minerals
Sifto Canada Corp.
Salt Union Ltd.

Compass Minerals
9900 West 109th Street
Overland Park, Kansas 66210
www.compassminerals.com

T (913) 344-9200

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

July 11, 2008

RE:         Compass Minerals International, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the quarter ended March 31, 2008
File No. 1-31921

Dear Mr. Schwall:

This letter is to confirm that, in a conversation on July 9, 2008 between our counsel, T.J. Lynn of Stinson Morrison Hecker LLP, and Ms. Laura Nicholson of the SEC’s Staff, it was agreed that the Company would respond to the SEC’s comment letter dated June 27, 2008, on or before July 29, 2008.

Please contact me at (913) 344-9200 with any questions regarding this matter.

Sincerely,

/s/ Rodney L. Underdown
Vice President and Chief Financial Officer